[Letterhead of Sutherland Asbill & Brennan LLP]

   MARY JANE WILSON-BILIK
   DIRECT LINE: 202.383.0660
   Internet: maryjane.Wilson-bilik@sablaw.com

                                December 16, 2005

VIA EDGAR

Jeffrey A. Foor
Senior Counsel
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 5-6
Washington, DC 20549

         Re:      AIG SunAmerica Life Assurance Company
                  Request for Withdrawal Pursuant to Rule 477
                  of Post-Effective Amendment # 18 on Form S-1
                  (File No. 333-65953)

Dear Mr. Foor:

         On behalf of AIG SunAmerica Life Assurance Company (the "Company"), we hereby request that the above-referenced post-effective amendment filed on Form S-1 (the "Amendment") be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act").

     The Amendment was filed with the Securities and Exchange Commission (the "Commission") on April 28, 2005. It is our understanding that the Amendment was never declared effective by the Commission. In addition, as of May 2, 2005, the market value adjusted ("MVA") interests being continuously registered on the Amendment were modified so that the MVA interests no longer constituted securities requiring registration by the Amendment. Thus, no securities have been sold with respect to the Amendment. Because the Amendment was never declared effective and no securities have been sold with respect to the Amendment, the Amendment is eligible for withdrawal pursuant to Rule 477 under the 1933 Act.

         If you have any questions or comments concerning this request, please call me at (202) 383-0660.


                                   Sincerely,

                           /s/ Mary Jane Wilson-Bilik

                             MARY JANE WILSON-BILIK

MJW/caw
cc:      Christine A. Nixon, Esq.
         Senior Vice President and Secretary
         AIG SunAmerica Life Assurance Company